UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: June 19, 2007                        /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

--------------------------------------------------------------------------------

June 19, 2007                                  TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


                CENTRASIA ANNOUNCES $11,100,000 PRIVATE PLACEMENT

         Not for distribution to United States newswire services or for dissemination in the United States.

VANCOUVER, B.C., JUNE 26, 2007 - Centrasia Mining Corp. ("Centrasia" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate led by Canaccord Capital Corporation (the "Agents"), which have agreed to sell on a commercially reasonable efforts basis, a private placement of 9,250,000 subscription receipts (the "Subscription Receipts") at a price of Cdn $1.20 per Subscription Receipt for aggregate gross proceeds of Cdn $11,100,000 (the "Base Offering").

Each Subscription Receipt shall be deemed to be exchanged, without payment of any additional consideration and subject to adjustment, for one (1) common share of the Company (each an "Underlying Share") and one half of one whole common share purchase warrant (each a "Warrant"). Each whole Warrant will be exercisable into a common share at a price of $1.70 for a period of 36 months from the Closing Date.

The Subscription Receipts will be deemed to be exchanged on the earlier to occur of: (i) the Escrow Release Time; and (ii) the Final Escrow Deadline, as defined below respectively.

The  Company  also has  agreed to grant to the  Agents an option  (the  "Agents'
Option") to purchase up to an additional 1,250,000 Subscription Receipts ($1,500,000), at the issue price per Subscription Receipt and on the same terms and conditions as under the Base Offering, exercisable any time, in whole or in part, up to 48 hours prior to the Closing Date (as defined below) (together with the Base Offering, the "Offering"). If the Agents' Option is exercised in full, the total gross proceeds to the Company will be Cdn $12,600,000.

Centrasia plans to use the net proceeds of the Offering for the purchase and advancement of the Nickel-Copper Projects in Russia (the "Acquisition"), described in the Company's May 14, 2007 news release, and for general working capital purposes.

Upon the closing of the Offering, 100% of the gross proceeds of the Offering shall be deposited in escrow (the "Escrowed Funds").

The Escrowed Funds will be released from escrow to the Company (after deducting the Agents' Commission (as herein defined)) contemporaneously with the closing of the Acquisition (the "Escrow Release Time"), provided that the following conditions (the "Escrow Release Conditions") have been satisfied before the Escrow Release Time:

a) all conditions precedent to the closing of the Acquisition shall have been satisfied or waived to the satisfaction of the Agents, acting reasonably;

b) to the extent required in accordance with the rules of the TSX Venture Exchange, the Acquisition and the issuance of the Underlying Shares and the Broker Warrant Shares pursuant to the Offering shall have been approved by the shareholders of the Company; and

c) the TSX-V has granted conditional approval allowing the Company to become a Tier 1 Issuer.

In the event that either (i) the Escrow Release Conditions are not satisfied by the Escrow Release Time, or (ii) the closing of the Acquisition does not occur on or before 45 days after the Closing Date (the "Final Escrow Deadline"), the Escrowed Funds, plus any accrued interest earned thereon, shall be returned pro rata to each holder of the Subscription Receipts.

Contemporaneously with the release of the Escrowed Funds to the Company, (i) the Agents shall receive a cash commission equal to 7.5% (the "Agents' Commission") of the aggregate amount of such released Escrowed Funds, (ii) the Company shall issue to the Agents warrants (the "Broker Warrants") exercisable to purchase that number of common shares of the Company which is equal to 8% of the aggregate number of Subscription Receipts sold pursuant to the Offering, with each Broker Warrant to be exercisable to acquire one (1) common share of the Company (each a "Broker Warrant Share") at $1.50 at any time and from time to time on or before the date which is 24 months after the release from Escrow; and the Company will pay Canaccord a Corporate Finance Fee payable in Units.

The Subscription Receipts will be offered in each of the provinces of Canada, offshore jurisdictions, and in the United States on a private placement basis to accredited investors. Subject to restrictions in respect of sales from control blocks, the Subscription Receipts and the Underlying Shares will be subject to a four month hold period in Canada and may be subject to additional resale restrictions in jurisdictions outside of Canada.

The Offering is scheduled to close on or about July 5, 2007 (the "Closing Date") and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

Centrasia has arranged for Prussian Capital Corp., a company controlled by Cary Pinkowski, a director of Centrasia, to lend US$500,000 to the target company, with interest at 10% per annum, in order to pay for the cost of on-going exploration work on the projects that Centrasia will be acquiring. This loan will be repaid out of the Escrowed Funds once they are released from the escrow. In consideration for providing this loan, the Company has agreed, subject to regulatory approval, to issue 82,615 shares to Prussian Capital Corp. as a bonus.

In consideration in part for Centrasia arranging this loan, the Share Purchase Agreement referenced in the May 14th news release has been amended to provide that, if the Company prepays US$1 million of the purchase price on or before June 25, 2007, then no penalties will be payable by Centrasia to the vendor if the transaction closes by July 5, 2007.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

        The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

    This News Release is not intended for distribution in the United States.